July 12, 2024

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:  Doris Stacey Gama and Joe McCann

Re:	Gyre Therapeutics, Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-279822

Ladies and Gentlemen:

Gyre Therapeutics, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-3 on May 30, 2024 (the “Registration Statement”).  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.  The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”).

The Registration Statement was filed with the Commission in connection with the registration of up to $150,000,000 in aggregate principal amount of the Registrant’s common stock, preferred stock, debt securities, warrants and/or units.

The Registrant has determined not to register the securities for issuance under the Registration Statement and therefore believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.  The Registrant represents that the Registrant has not effected any sales of the Registrant’s securities under the Registration Statement.

Please provide a copy of the order granting withdrawal via email to our counsel, Branden C. Berns of Gibson, Dunn & Crutcher LLP at BBerns@gibsondunn.com.  If you have any questions, please contact Mr. Berns at (415) 393-4631.

Sincerely,

/s/ Han Ying, Ph.D.
Name: Han Ying, Ph.D.
Title: Chief Executive Officer